SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      URBAN IMPROVEMENT FUND LIMITED - 1974
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                        (Name of Subject Company (Issuer))

                              SP MILLENNIUM L.L.C.
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                         Name of Filing Person (Offeror)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
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                         (Title of Class of Securities)

                                       N/A
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         (CUSIP Number of Class of Securities (Underlying Common Stock,
                           Par Value $.01 Per Share))

                                 John A. Taylor
                                 Vice President
                              SP Millennium L.L.C.
                          1201 Third Avenue, Suite 5400
                            Seattle, Washington 98101
                                  206-628-8031
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            (Name, address, and telephone number of person authorized
        to receive notices and communications on behalf of filing person)

                                    Copy to:

                             Marion V. Larson, Esq.
                             Erin Joyce Letey, Esq.
                              Riddell Williams P.S.
                      1001 Fourth Avenue Plaza, Suite 4500
                            Seattle, Washington 98154
                                  206-624-3600

                            CALCULATION OF FILING FEE

Transaction Valuation*                     Amount of Filing Fee

$ 1,300,000*                               164.71**

* Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of 2,000 Units at a purchase price of $650 per Unit.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on Jan. 26, 2004, equals .00012670 times the Transaction Valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not Applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1
[ ] issuer tender offer subject to Rule 13c-4
[ ] going-private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                   SCHEDULE TO

         This Tender Offer Statement on Schedule TO is being filed with the Securities and Exchange Commission (the "SEC") by SP Millennium L.L.C. (the "Purchaser") as to an offer to purchase 2,000 units of limited partnership interests (the "Units") in Urban Improvement Fund Limited - 1974, a California limited partnership (the "Partnership"), at $650 for each Unit, net to the seller in cash, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after March 16, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated March 16, 2004 (the "Offer to Purchase") and the Agreement of Sale and Assignment, as it may be supplemented or amended from time to time (the "Agreement of Sale and Assignment," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase and in the related Agreement of Sale and Assignment.

         The information set forth in the Offer to Purchase, including all schedules and annexes thereto, and the Agreement of Sale and Assignment is hereby incorporated by reference herein in answer to the items of this Schedule TO.

ITEM 1.  SUMMARY TERM SHEET.

         Reference is hereby made to the information set forth under "Summary Term Sheet" in the Offer to Purchase, which is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The name of the subject company is Urban Improvement Fund Limited - 1974, a California limited partnership. The address of the Partnership's principal executive offices is 1201 Third Avenue, Suite 5400, Seattle, WA 98101. The telephone number of the Partnership is (206) 622-9900.

         (b) The title and the class of securities to which this statement relates are Units of Limited Partnership Interests. As of September 30, 2003, there were 11,394 Units issued and outstanding. Reference is hereby made to the information set forth in "Section 9 - Certain Information Concerning Your Partnership" of the Offer to Purchase, which is incorporated herein by reference.

         (c) There is no established trading market for the securities. Reference is hereby made to the information set forth in "Section 10 - Background and Pricing of the Offer - Prices on Secondary Market" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Reference is hereby made to the information set forth in "Section 8
- Information Concerning Us and Certain of Our Affiliates" and in "Annex 1" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Reference is hereby made to the information set forth in "Section 8
- Information Concerning Us and Certain of Our Affiliates" and in "Annex 1" of the Offer to Purchase, which is incorporated herein by reference.

         (c) Reference is hereby made to the information set forth in "Section 8
- Information Concerning Us and Certain of Our Affiliates" and in "Annex 1" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) Reference is hereby made to the information set forth in the Offer to Purchase under "Summary Term Sheet," "Section 1 - Terms of the Offer; Expiration Date; Proration," "Section 2 - Acceptance for Payment and Payment for Units," "Section 3 - Procedure for Tendering Units," "Section 4
- Withdrawal Rights," "Section 5 -Extension of Tender Period; Termination; Amendment," Section 6 - Certain Federal Income Tax Matters," "Section 7 - Effects of the Offer," "Section 9 - Background and Pricing of the Offer," "Section 12 - Future Plans of the Purchaser," and "Section 17 - Conditions of the Offer," which is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

         (a) Reference is hereby made to the information set forth in "Section 8
- Information Concerning Us and Certain of Our Affiliates," "Section 11 - Conflicts of Interest and Transactions with Affiliates," and "Section 15 - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Reference is hereby made to the information set forth in "Section 8
- Information Concerning Us and Certain of Our Affiliates," and "Section 11 - Conflicts of Interest and Transactions with Affiliates" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) Reference is hereby made to the information set forth in the Offer to Purchase under "Summary Term Sheet" "Section 1 - Terms of the Offer; Expiration Date; Proration," "Section 7 - Effects of the Offer," "Section 8 - Information Concerning Us and Certain of Our Affiliates," and "Section 12 - Future Plans of the Purchaser," which is incorporated herein by reference.

         (c) Reference is hereby made to the information set forth in the Offer to Purchase under "Summary Term Sheet" "Section 1 - Terms of the Offer; Expiration Date; Proration," "Section 7 - Effects of the Offer," and "Section 12
- Future Plans of the Purchaser," which is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Reference is hereby made to the information set forth in "Section 15 - Source of Funds" and "Section 19 - Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Reference is hereby made to the information set forth in "Section 15 - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

         (d) Reference is hereby made to the information set forth in "Section 15 - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) Reference is hereby made to the information set forth in "Section 8 -Information Concerning Us and Certain of our Affiliates - Beneficial Ownership of Interests in Your Partnership" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Reference is hereby made to the information set forth in "Section 8 -Information Concerning Us and Certain of our Affiliates" and "Section 10 - Background and Pricing of the Offer - Prior Tender Offers" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) None.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Reference is hereby made to the information set forth in "Section 8
- Information Concerning Us
and Certain of our Affiliates" of the Offer to Purchase, which is incorporated herein by reference.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (a) Reference is hereby made to the information set forth in "Section 18 - Certain Legal Matters" of the Offer to Purchase, which is incorporated herein by reference.

         (b) None.

ITEM 12. EXHIBITS.

         (a)(1)   Offer to Purchase, dated March 16, 2004.

         (a)(2)   Agreement of Sale and Assignment.

         (a)(3)   Letter to Limited Partners dated March 16, 2004.

         (a)(4) Credit Facility and Term Loan Agreement between SP Millennium L.L.C. and Madrona Ridge L.L.C. dated March 1, 2004.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

         Not applicable.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: March 16, 2004          SP MILLENNIUM L.L.C.

                                 By: SP Special L.L.C., a Washington limited
                                     liability company, its Managing Member

                                     By: SP Real Estate L.L.C., a Washington
                                         limited liability company,
                                         its sole member

                                         By: SP Investments II L.L.C., a
                                             Washington limited liability
                                             company, its sole member

                                             By: /s/ John M. Orehek
                                                 -------------------------------
                                                 John M. Orehek, Managing Member